Exhibit 99.3

PRESS RELEASE

Sanofi Completes Divestiture of Dermik Dermatology Unit to Valeant Pharmaceuticals International, Inc.

Paris, France—December 19, 2011—Sanofi (EURONEXT: SAN and NYSE: SNY) announced today that it has completed the divestiture of its dermatology business, Dermik, to Valeant Pharmaceuticals International Inc. (NYSE/TSX: VRX) (“Valeant”), for a total cash consideration of US $422.5 million. Valeant is a pharmaceutical company focused on the neurology and dermatology therapeutic areas, based in Mississauga, Ontario, Canada.

The scope of the transaction includes Dermik assets, which consist of an aesthetic and therapeutic business in the United States and Canada, as well as an aesthetic business around the world. Also included in the scope is Sanofi’s Laval, Canada site, which includes Dermik’s manufacturing facility. Sanofi’s Canadian affiliate, sanofi-aventis Canada, will maintain its operations in greater Montreal.

Dermik sales are expected to reach more than US $200 million for the year 2011.

About Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of neurology, dermatology and branded generics. More information about Valeant Pharmaceuticals International, Inc. can be found at www.valeant.com.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). www.sanofi.com

Contacts:
Media Relations	Investor Relations
Jean-Marc Podvin	Sebastien Martel
Tel: +33 (0) 1 53 77 46 46	Tel: +33 (0) 1 53 77 45 45
E-mail: mr@sanofi.com	E-mail: ir@sanofi.com

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